# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Workhorse Group Inc., CIK 0001425287
CUSIP: 98138J503
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 48443 Alpha Drive #190, Wixom, Michigan (MI), 48393
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-036158
Filed by CIK 0001947975

## Reporting persons
- Horsepower Opportunities LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 251,175; sole dispositive power 0; shared dispositive power 251,175; aggregate amount beneficially owned 251,175 (2.4% of the class)
  Comment: Please see note in Item 4(a).
- ATW Opportunities Master Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 251,175; sole dispositive power 0; shared dispositive power 251,175; aggregate amount beneficially owned 251,175 (2.4% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 545,863; sole dispositive power 0; shared dispositive power 545,863; aggregate amount beneficially owned 545,863 (5% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 545,863; sole dispositive power 0; shared dispositive power 545,863; aggregate amount beneficially owned 545,863 (5% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 545,863; sole dispositive power 0; shared dispositive power 545,863; aggregate amount beneficially owned 545,863 (5% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Workhorse Group Inc.
Address of issuer's principal executive offices:
48443 Alpha Drive #190
Wixom, Michigan 48393

## Item 2. Person Filing
Name of person filing:
Horsepower Opportunities LLC*
ATW Opportunities Master Fund II, LP*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
Horsepower Opportunities LLC - Delaware
ATW Opportunities Master Fund II, LP - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Horsepower Opportunities LLC - 251,175*
ATW Opportunities Master Fund II, LP - 251,175*
ATW Partners Opportunities Management, LLC - 545,863*
Kerry Propper - 545,863*
Antonio Ruiz-Gimenez - 545,863*

*The Common Stock (the "Shares") reported herein represents Shares held by Horsepower Opportunities LLC (the "Holding Company") as well as Shares held by an affiliated entity of ATW Partners Opportunities Management, LLC (the "Adviser") and rights to receive shares of Common Stock ("Rights Shares") issued by Workhorse Group Inc. (the "Issuer"). The Holding Company is wholly owned by the private fund, ATW Opportunities Master Fund II, LP (the "Fund"). The Adviser serves as the investment manager to the Fund. Kerry Propper and Antonio Ruiz-Gimenez are control persons of the Adviser (the "Control Persons," and collectively with the Holding Company, the Fund, and the Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company and an affiliated entity of the Adviser.

The percent of class reported herein is based upon a statement in the Issuer's Form 10-K filed on March 31, 2026 that there were 10,449,858 Shares outstanding as of March 24, 2026 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion and/or exercise of its Rights Shares in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Horsepower Opportunities LLC - 2.4%*
ATW Opportunities Master Fund II, LP - 2.4%*
Horsepower SPV XXIV LLC - 5.0%*
ATW Partners Opportunities Management, LLC - 5.0%*
Kerry Propper - 5.0%*
Antonio Ruiz-Gimenez - 5.0%*
Sole power to vote or to direct the vote:
Horsepower Opportunities LLC - 0
ATW Opportunities Master Fund II, LP - 0
Horsepower SPV XXIV LLC - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
Horsepower Opportunities LLC - 251,175*
ATW Opportunities Master Fund II, LP - 251,175*
ATW Partners Opportunities Management, LLC - 545,863*
Kerry Propper - 545,863*
Antonio Ruiz-Gimenez - 545,863*
Sole power to dispose or to direct the disposition:
Horsepower Opportunities LLC - 0
ATW Opportunities Master Fund II, LP - 0
Horsepower SPV XXIV LLC - 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
Horsepower Opportunities LLC - 251,175*
ATW Opportunities Master Fund II, LP - 251,175*
ATW Partners Opportunities Management, LLC - 545,863*
Kerry Propper - 545,863*
Antonio Ruiz-Gimenez - 545,863*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Horsepower Opportunities LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (05/15/2026)
- ATW Opportunities Master Fund II, LP: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (05/15/2026)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (05/15/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (05/15/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (05/15/2026)